Exhibit 12

Consent of Nicholas Kwong

United States Securities and Exchange Commission

Ladies and Gentlemen:

I, Nicholas Kwong, Professional Engineer, hereby consent to the use of and reference to my name, and the inclusion in the annual report on Form 40-F of New Gold Inc. of the information reviewed and approved by me that is of a scientific or technical nature relating to the operation of New Gold’s operating mines contained in the Annual Information Form for the financial year ended December 31, 2017.

Dated this 29th day of March, 2018

Yours truly,

/s/ Nicholas Kwong
Name:	Nicholas Kwong
Professional Engineer
New Gold Inc.